Mailstop 3628

                                                               September 13,
2018

Helaine Kaplan
President and Managing Director
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005

        Re:     Deutsche Mortgage & Asset Receiving Corporation
                Registration Statement on Form SF-3
                Filed August 20, 2018
                File No. 333-226943

Dear Ms. Kaplan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

The Asset Representations Reviewer   Asset Review   Asset Review Trigger, page
322

     1. We note that the third and fourth paragraphs in this section have different explanations about why the alternative test, set as set forth in clause (2) in the second paragraph of this section, is appropriate. Please revise this disclosure to eliminate inconsistent and/or duplicative disclosure or advise.

Dispute Resolution Provisions, page 341

2. The third paragraph under the heading "Certificateholder's Rights When a Repurchase
        Request is Initially Delivered By a Certificateholder" is nearly identical to the first
 Helaine Kaplan
Deutsche Mortgage & Asset Receiving Corporation
September 13, 2018
Page 2

       paragraph under the heading "Resolution of a Repurchase Request." It is unclear why this information is presented in two different places. Please revise or advise.

Dispute Resolution Provisions   Resolution of a Repurchase Request, page 341

    3. In the second paragraph of this section, the term "PSA Party Repurchase Request" is not defined. Please define or otherwise revise.

Part II   Information Not Required in Prospectus

Item 14. Exhibits.

    4. In your next amendment, please file the form of depositor certification by the chief executive officer as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K and
       General Instruction I.B.1.(a) of Form SF-3.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3313 with any questions.

                                                            Sincerely,

                                                            /s/ Rolaine S.
Bancroft

                                                            Rolaine S. Bancroft
                                                            Senior Special
Counsel
                                                            Office of
Structured Finance